UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

OUTCOME THE 45TH ANNUAL GENERAL MEETING
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2

OUTCOME THE 45TH ANNUAL GENERAL MEETING

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K regarding the outcome of the 45th Annual General Meeting (AGM) of the Company held on June 25, 2026.

The outcome of the AGM includes the brief proceedings, Chairman’s speech, CEO’s Presentation, e-voting results and the scrutinizer’s report.

A copy of the intimation as disseminated by Infosys Limited to the stock exchanges in this regard is attached to this Form 6-K as Exhibit 99.1 and Exhibit 99.2

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: June 24, 2026	A.G.S Manikantha Company Secretary

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Outcome of the 45th Annual General Meeting
99.2	E-voting results and the Scrutinizer’s report.
99.3	Intimation of approval of shareholders for reclassification of certain members of the promoter and promoter group under Regulation 31A read with Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015